EXHIBIT 21.1

SUBSIDIARIES OF MTC TECHNOLOGIES, INC.

Subsidiary	State of Incorporation
MTC Technologies, Inc.	Ohio
AMCOMP Corporation	California
International Consultants, Inc.	Ohio
Vitronics Inc.	New Jersey
Command Technologies, Inc.	Virginia
OnBoard Software, Inc.	Texas
Manufacturing Technology, Inc.	Florida